ClearBridge Energy MLP Fund Inc.

55 Water Street

New York, New York 10041

June 21, 2011

VIA EDGAR

Re:	ClearBridge Energy MLP Fund Inc. (the “Fund”) Request
for Withdrawal of Form AW (File No. 001-34787)

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund respectfully requests withdrawal of the Form AW that was previously filed by the Fund with the Commission on June 20, 2011 (Accession No. 0001193125-11-168742). Due to an internal error, the Fund filed a Form AW instead of a Form RW.

If you have any questions regarding this request, please do not hesitate to contact Jonathan Lieberman or Rafael Vasquez of Simpson Thacher & Bartlett LLP at (212) 455-2575 and (212) 455-3566, respectively.

CLEARBRIDGE ENERGY MLP FUND INC.

By:	/s/William J. Renahan
William J. Renahan
Assistant Secretary